

February 20, 2014

Via E-mail
David N. Fuselier
Chief Executive Officer
New Leaf Brands, Inc.
100 Main Street North – 208
Southbury, Connecticut 06488

> **Re:** **New Leaf Brands, Inc.**
> **Item 4.01 Form 8-K Filed February 20, 2014**
> **File No. 000-22024**

Dear Mr. Fuselier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your filing to provide the disclosure required by Item 304(a)(1)(ii) of Regulation S-K. Please state whether EisnerAmper LLP's reports on your financial statements for the years ended December 31, 2011 and 2010 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

2. Please amend your filing to state whether the decision to change accountants was recommended or approved by your audit or similar committee of the board of directors, or your board of directors, if you do not have such committee. We refer you to the guidance at Item 304(a)(1)(iii) of Regulation S-K.

3. We remind you to provide a letter furnished by EisnerAmper LLP regarding its concurrence or disagreement with the statements made by you in your amended Item 4.01 Form 8-K. We refer you to the guidance at Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant